UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), announcing the Company's results for the fourth quarter ended December 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: February 25, 2016
By:  /s/ Georgina Sousa
      Georgina Sousa
       Secretary

EXHIBIT 99.1

 Seadrill Limited (SDRL) - Fourth quarter 2015 results

February 25, 2016 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore deepwater drilling, announces its fourth quarter results for the period ended December 31, 2015.

Highlights
•	Revenue of $959 million
•	EBITDA[1] of $513 million
•	93% economic utilization[2]
•	Reported Net Income of $279 million and diluted earnings per share of $0.58
•	Cash and cash equivalents of $1.04 billion
•	The Seadrill Group[4] achieved 95% economic utilization
•	Seadrill Group orderbacklog of approximately $10.7 billion

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q4 2015 As Reported	Q4 2014 As Reported	% change	Q4 2015 Underlying*	Q4 2014 U nderlying*	% change
Revenue	959	1,261	(24)%	959	1,126	(15)%
EBITDA	513	672	(24)%	513	587	(13)%
Margin (%)	53%	53%		53%	52%
Operating income	223	452	(51)%	316	415	(24)%
Net Debt	9,937	11,995	(17)%	9,937	11,281	(12)%

* Underlying is defined as reported results, adjusted for certain non-recurring items and other exclusions as discussed in the Appendix 1. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said:
"During the fourth quarter we experienced our best operational quarter of the year, while continuing to reduce our cost base.  Safe and efficient operations remain at the heart of what we do as we continue to drive down costs.

In the face of the severe downturn in our industry our priorities for 2016 are to conserve cash and address our financing needs.  We have a modern competitive fleet, a proven track record in operations and every intention to position ourselves for a recovery in the sector.

Our 2016 liquidity is good and we aim to communicate our funding plans during the first half of the year."

--------------------------------------
1 EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating profit plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA.
2 Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.
3 Net income excluding non-recurring items and non cash mark to market investments on derivatives is reconciled to US GAAP net income in Appendix 1.
4 Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners and SeaMex.

Sequential Financial Results

	Seadrill Limited
	Q4 2015 As Reported	Q3 2015 As Reported	% change	Q4 2015 Underlying*	Q3 2015 Underlying*	% change
Revenue	959	985	(2.6)%	959	985	(2.6)%
EBITDA	513	546	(6.0)%	513	546	(6.0)%
Margin (%)	53%	55%		53%	55%
Operating income/(loss)	223	(291)	176.6%	316	354	(10.7)%
Net Debt	9,937	10,178	(2.4)%	9,937	10,178	(2.4)%

* Underlying is defined as reported results, adjusted for certain exclusions as discussed in the Appendix I. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Revenues of $959 million for the fourth quarter 2015 were down compared to $985 million in the third quarter of 2015 primarily due to additional idle units:

- The West Venture was idle for the entire quarter
- The West Phoenix was stacked during the winter period at the customers request
- The Sevan Driller contract was suspended effective December 1, 2015 while commercial negotiations are ongoing
- The West Telesto completed its contract in November

The reductions to revenue were partially offset by higher utilization across the remaining floaters in operation.

Reported net operating income for the quarter was $223 million.  Excluding non-recurring items, underlying net operating income was $316 million after adjusting for a $93 million loss on disposal, primarily for the West Rigel, compared to underlying net operating income of $354 million in the preceding quarter. The decrease in underlying net operating income primarily reflects lower revenues in the quarter.

Net financial and other items for the quarter resulted in a credit of $127 million compared to an expense of $301 million in the previous quarter, excluding the impairment of investments of $1.3 billion.  The main changes relate to the revaluation of the derivative hedge book and Seadrill's share in results of associated companies.

Income taxes for the fourth quarter were $71 million, an increase of $37 million from the previous quarter primarily due to a one-off non-cash deferred tax charge recognized on unremitted foreign earnings.

Reported net income for the quarter was $279 million representing basic and diluted earnings per share of $0.58.  Excluding non-recurring items and non-cash mark to market movements on derivatives, underlying net income was $282 million and basic and diluted earnings per share was $0.54.

Balance sheet

As of December 31, 2015, total assets were $23.5 billion, a decrease of $214 million compared to the previous quarter.

Total current assets decreased to $2.9 billion from $3.1 billion over the course of the quarter, primarily driven by a decrease in the value of marketable securities related to Seadrill Partners.

Total non-current assets were $20.5 billion, approximately in line with the preceding quarter.  The main changes were an increase in investment in associated companies related to an increase in Seadrill Partners net income, offset by a decrease related to the  loss on disposal recognized on the reclassification of the West Rigel as an asset held for sale.

Total current liabilities decreased to $3.5 billion from $3.6 billion primarily due to the maturity of a $350 million bond and a decrease in the unrealized mark to market loss on derivatives, largely offset by the maturity profile of outstanding debt.

Long-term external interest bearing debt decreased to $9.1 billion from $9.3 billion over the course of the quarter, and total net interest bearing debt decreased to $9.9 billion from $10.2 billion compared to the previous quarter.  The decrease was primarily due to the repayment of a $350 million bond due in October and normal quarterly installments, partially offset by a $200 million drawdown on a revolver associated with the $400 million jack-up facility.

Total equity increased to $10.0 billion as of December 31, 2015 from $9.8 billion as of September 30, 2015, primarily driven by  the net income in the period.

Cash flow

As of December 31, 2015, cash and cash equivalents were $1.0 billion, a decrease of $137 million compared to the previous quarter.

Net cash provided by operating activities for the twelve month period ended December 31, 2015 was $1.8 billion and net cash used in investing activities for the same period was $190 million.  Net cash used in financing activities was $1.4 billion.

Cash Savings Program

During 2015, the Group achieved $832 million in cash savings primarily by reducing or postponing spending in operating expense, G&A and capex.

Approximately one quarter of the $832 million represents reductions in operating costs across the Group coming from headcount reductions, insurance savings, supplier discounts, travel costs and compensation adjustments which we will continue to receive the benefit of in future years.

During the year total headcount reduced from 9,450 to 7,103.  The reduction was comprised of 1,817 (24%) offshore and 530 (31%) onshore.  The year end onshore total stood at 1,189 and the offshore total at 5,914.

35% of the cash savings program relates to to deferments in capex and long term maintenance as classing and maintenance is not performed on idle units.  We expect these expenditures to return when idle units come back into service.

The remaining 40% of the 2015 cash savings program relates to the deferment of newbuilds.  While final yard installments are excluded from our calculation, operation preparations and other progress payments that would have been incurred had we taken delivery on the original schedule are included.

Newbuilding Program

During the quarter, North Atlantic Drilling Ltd. reached a standstill agreement effective until June 2016 with Jurong Shipyard for the delivery of the sixth generation harsh environment semi-submersible drilling rig, the West Rigel.  During the standstill period until June 2016, NADL will continue to market the Unit for an acceptable drilling contract and the Unit will remain at the Jurong Shipyard in Singapore.  Jurong and NADL can also consider other commercial opportunities for the Unit during this period.

In the event no employment is secured and no alternative transaction is completed when the standstill period concludes, NADL and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit to be owned 23% by NADL and 77% by Jurong.  NADL will continue to market the Unit for the Joint Asset Holding Company.

As a result the West Rigel has been removed from our newbuildings and future capex, and is now classified as an asset held for sale.

Operations

The fourth quarter of 2015 was one of our strongest operating periods to date.  The current status and performance of the Group's delivered rig fleet is as follows:
	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	14	7	0	21
Operating floaters economic utilization	91%	99%	-	94%
Idle floaters	5	1	0	6
Operating jack-ups	14	0	5	19
Operating jack-up economic utilization	96%	-	100%	97%
Idle jack-ups	5	0	0	5
Operating tender rigs	0	3	0	3
Operating tender rigs economic utilization	-	100%	-	100%
Idle tender rigs	0	0	0	0
Total operating rigs	28	10	5	43
Total operating rigs economic utilization	92%	99%	100%	95%
Total idle rigs	10	1	0	11
Total rigs	38	11	5	54

Commercial Developments

During the fourth quarter, no new contracts were secured, renegotiated or terminated.

Since the year end, we have secured a new contract in Angola for the West Eclipse expected to commence in the second quarter of 2016.  The contract is for a firm period of 2 years and adds backlog of about $285 million inclusive of mobilization.  As part of this agreement, the backlog for the West Polaris has been decreased by about $95 million.

The net effect of this agreement is an increase of approximately $190 million in total backlog.

Seadrill's order backlog as of February 24th, 2016 is $5.1 billion, comprised of $3.9 billion for the floater fleet and $1.2 billion for the Jack-up fleet.  The average contract duration is 18 months for floaters and 13 months for Jack-ups.

For the Seadrill Group, total order backlog is $10.7 billion

Commercial contract renegotiation discussions continue to advance with some customers and the Company continues to look toward finding commercial agreements that are beneficial to both parties in order to be better positioned for future contract awards.

Market Development

The offshore drilling market continues to be oversupplied with multiple drilling rigs chasing the few opportunities that are available. Contracting activity is at the lowest levels since the 1980's.  Oil company capital expenditures are expected to decline further in 2016, following two consecutive years of decline.  We continue to believe that the majority of rigs with contracts expiring in 2016 will be unable to find suitable follow on work, many are likely to be idle for a protracted period and consequently cold stacking and scrapping activity will accelerate.

Oil companies continue to work on managing their existing rig capacity. They are in many cases overcommitted based on reduced activity levels and there is very little appetite for adding new units.  Near term budgetary constraints are the primary focus of many of our customers, with short term cash conservation ranking ahead of long term value generation. However, the near term cost cutting needed to support dividend payments can be expected to negatively impact the long term production profiles of existing development projects.

Although the industry fundamentals are currently subdued, Seadrill is positive on the long term outlook for the industry and the Company.  At today's oil prices the full cycle cost of many of the hydrocarbon provinces globally are uneconomic.  A supply response is inevitable, however it may take some time due to the high degree of sunk costs in producing projects.  When also considering the eventual demand response to low prices we can expect to see a rebalancing in the oil markets.  Offshore oil fields represent a material portion of most major oil company's reserves and their production remains a cost competitive source of hydrocarbons.  When the cycle turns we see a strong future for Seadrill's modern, high specification fleet and highly regarded operational track record.

Board Directorships

Dr. Charles Woodburn has decided to resign as a Director of Seadrill Limited given his recent appointment to join BAE Systems Plc.  Dr. Woodburn was appointed to the Board in January 2015.  We thank him for his service and wish him well in his future pursuits.

Mr. Per Wullf has been appointed as a Director of the Company.  Mr. Wullf has been President and CEO of Seadrill Management Ltd. since July of 2013 and also serves on the Board of Sevan Drilling.  He will continue to hold these positions following his appointment to the Board.

2016

Financing
The company is currently working with its advisers to evaluate alternatives in light of industry and capital market conditions. We aim to communicate our financing plans during the first half of this year.

Cost savings
We made significant progress in 2015 in reducing capital and operating expenditures.  Total onshore and offshore headcount reduced from 9,450 to 7,103 during the year.  In 2016 we have identified a further $260 million of sustainable cost savings relative to levels achieved in 2015 as we continue to focus on headcount reductions, insurance savings, supplier discounts, travel costs and compensation adjustments.

Newbuilds
In January 2016, we reached an agreement with DSME to defer the delivery of two ultra-deepwater drillships, the West Aquila and West Libra, until the second quarter of 2018 and first quarter of 2019 respectively, with no further payments to the yard until delivery.

The Company is in dialog with Dalian regarding deferral of the 8 jack-ups and we do not plan to take delivery of any rigs during 2016.

First Quarter 2016 Guidance

EBITDA is expected to be around $450 million (Q4 2015: $513 million) driven by:

•	Increased idle time on the following units relative to the fourth quarter:
◦	Sevan Driller - full quarter of idle time
◦	West Telesto - rig off contract in January 2015

•	Dayrate renegotiations taking effect in the first quarter:
◦	West Polaris - reduction in contingent consideration received

•	Offset by improved operations on the following units:
◦	West Orion - SPS completed in fourth quarter and returning to normal operations in the first quarter
◦	West Eclipse - Lower operating cost in the first quarter (preparing for warm stack in the fourth quarter)
◦	West Carina - Improved uptime relative to the fourth quarter

Operationally, performance in the first quarter is strong with 96% utilization quarter to date.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

February 25, 2016
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700

Bell Pottinger+44 (0) 2037 722500

Appendix I

Reconciliation of certain underlying financial measures with the reported results

(in $ million)	Q4 2015
Net income	279
Add back:
Loss on disposal	93
Non-cash mark to market movements on derivatives	(90)
Net income excluding non-recurring items and non-cash mark to market movement on derivatives	282

Attributable to NCI	16
Attributable to parent	266

Underlying basic and diluted weighted average shares in issue (million)	493

Underlying basic and diluted EPS excluding non-recurring items and non-cash mark to market movement on derivatives ($ per share)	$0.54

(in $ million)	Q4 2015	Q3 2015	Q4 2014
Interest bearing debt
Current portion of long-term debt	1,489	1,645	2,267
Short-term debt to related party	—	—	—
Long-term debt	9,054	9,319	10,208
Long-term debt due to related parties	438	395	351
Total interest bearing debt	10,981	11,359	12,826

Cash and cash equivalents	1,044	1,181	831

Net interest bearing debt*	9,937	10,178	11,995

Q4 2014 net interest bearing debt has been recasted to be presented on a consistent basis.

(in $ million)	Q4 2015 As reported	Exclusions	Q4 2015 Underlying
Revenue	959	—	959
EBITDA	513	—	513
Margin (%)	53%		53%
Operating income	223	93	316
Net Debt	9,937	—	9,937

Q4 2015 Underlying represents reported numbers adjusted for non-recurring items, for the purposes of comparability. The only adjustment made is:
•	Operating income: exclusion of loss on disposals

(in $ million)	Q4 2014 As reported	Exclusions	Q4 2014 Underlying
Revenue	1,261	(135)	1,126
EBITDA	672	(85)	587
Margin (%)	53%		52%
Operating income	452	(37)	415
Net Debt	11,995	(714)	11,281

Q4 2014 Underlying represents reported numbers adjusted for West Vela, West Polaris, West Titania, West Oberon, West Intrepid, West Courageous and West Defender that have been disposed of by the Company since October 1, 2014, for the purposes of comparability. The adjustments made are:
•	Revenue: exclusion of contract revenue relating to rigs disposed of since October 1, 2014.
•	EBITDA: exclusion of EBITDA relating to rigs disposed of since October 1, 2014.
•	Net debt: exclusion of debt amount outstanding relating to rigs disposed of since October 1, 2014.

(in $ million)	Q3 2015 As reported	Exclusions	Q3 2015 Underlying
Revenue	985	—	985
EBITDA	546	—	546
Margin (%)	55%		55%
Operating income	(291)	645	354
Net Debt	10,178	—	10,178

Q3 2015 Underlying represents reported numbers adjusted for non-recurring items, for the purposes of comparability. The adjustments made are:
•	Operating income: exclusion of goodwill impairment and loss on disposals

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and twelve months ended December 31, 2015 and 2014
(In $ millions)		Three Months Ended December 31,		Twelve Months Ended December 31,
		2015	2014	2015	2014
Operating revenues
Contract revenues		853	1,163	3,957	4,518
Reimbursable revenues		37	17	113	190
Other revenues	*	69	81	265	289
Total operating revenues		959	1,261	4,335	4,997

(Loss)/gain on disposals	*	(93)	192	(63)	632
Contingent consideration realized	*	19	—	47	—

Operating expenses
Vessel and rig operating expenses	*	369	488	1,611	1,938
Reimbursable expenses		29	18	99	172
Depreciation and amortization		197	180	779	693
Loss on Goodwill impairment		—	232	563	232
General and administrative expenses	*	67	83	248	315
Total operating expenses		662	1,001	3,300	3,350

Operating income		223	452	1,019	2,279

Financial items and other income and expense
Interest income	*	18	18	67	63
Interest expense	*	(98)	(122)	(415)	(478)
Loss on impairment of investments		—	—	(1,274)	—
Gain on deconsolidation of Seadrill Partners		—	—	—	2,339
Share in results from associated companies (net of tax)		119	24	190	34
Gain/(loss) on derivative financial instruments	*	40	(285)	(274)	(497)
Net gain/(loss) on debt extinguishment		—	22	8	(54)
Foreign exchange gain		31	105	63	164
Gain on realization of marketable securities		—	—	—	131
Gain on sale of tender rig business		—	—	22	—
Other financial items and other income and (expense), net	*	17	(13)	52	125
Total financial items and other income and (expense), net		127	(251)	(1,561)	1,827

Income/(loss) before income taxes		350	201	(542)	4,106

Income tax expense		(71)	(51)	(208)	(19)
Net income/(loss)		279	150	(750)	4,087

Net (loss)/income attributable to the non-controlling interest		(6)	(7)	(12)	108
Net income/(loss) attributable to the parent		285	157	(738)	3,979

Basic earnings/(loss) per share (US dollar)		0.58	0.32	(1.49)	8.32
Diluted earnings/(loss) per share (US dollar)		0.58	0.32	(1.49)	8.30
Declared regular dividend per share (US dollar)		—	—	—	2.00

* Includes transactions with related parties. Refer to Note 17.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2015 and 2014
(In $ millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014

Net income/(loss)	279	150	(750)	4,087
Other comprehensive (loss)/income, net of tax:
Change in unrealized loss on marketable securities, net	(129)	(710)	(427)	(982)
Other than temporary impairment of marketable securities, reclassification to statement of operations	—	—	741	—
Change in unrealized foreign exchange differences	(5)	7	(15)	(22)
Change in actuarial gain/(loss) relating to pension	3	(1)	27	(28)
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	2	—	—	1
Share of other comprehensive income from associated companies	3	—	10	—
Other comprehensive (loss)/income:	(126)	(704)	336	(1,031)

Total comprehensive income/(loss) for the period	153	(554)	(414)	3,056

Comprehensive (loss)/income attributable to the non-controlling interest	(4)	(7)	(4)	53
Comprehensive income/(loss) attributable to the parent	157	(547)	(410)	3,003

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of December 31, 2015 and December 31, 2014
(In $ millions)
	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	1,044	831
Restricted cash	50	268
Marketable securities	96	426
Accounts receivables, net	718	1,017
Amount due from related party	639	402
Assets held for sale - current	—	134
Other current assets	395	222
Total current assets	2,942	3,300
Non-current assets
Investment in associated companies	2,590	2,898
Marketable securities	228	325
Newbuildings	1,479	2,030
Drilling units	14,930	15,145
Goodwill	—	604
Restricted cash	198	181
Deferred tax assets	81	39
Equipment	46	46
Amount due from related party non-current	517	313
Assets held for sale - non-current	128	1,105
Other non-current assets	331	311
Total non-current assets	20,528	22,997
Total assets	23,470	26,297
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,489	2,267
Trade accounts payable	141	84
Short-term amounts due to related party	152	189
Liabilities associated with assets held for sale - current	—	58
Other current liabilities	1,684	1,934
Total current liabilities	3,466	4,532
Non-current liabilities
Long-term debt	9,054	10,208
Long-term debt due to related parties	438	351
Deferred tax liabilities	136	67
Liabilities associated with assets held for sale - non-current	—	50
Other non-current liabilities	401	699
Total non-current liabilities	10,029	11,375
Equity
Common shares of par value $2.00 per share: 800,000,000 shares authorized 492,759,940 outstanding at December 31, 2015 (December 31, 2014, 492,759,938)	985	985
Additional paid in capital	3,275	3,258
Contributed surplus	1,956	1,956
Accumulated other comprehensive loss	(120)	(448)
Retained earnings	3,275	4,013
Total shareholders' equity	9,371	9,764
Non-controlling interest	604	626
Total equity	9,975	10,390
Total liabilities and equity	23,470	26,297

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the twelve months ended December 31, 2015 and 2014
(In $ millions)
	Twelve Months Ended December 31,
	2015	2014
Cash Flows from Operating Activities
Net (loss)/income	(750)	4,087
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	779	693
Amortization of deferred loan charges	39	54
Amortization of unfavorable contracts	(116)	(131)
Gain on sale of tender rig business	(22)	—
Share of results from associated companies	(190)	(121)
Share-based compensation expense	7	10
Gain/(loss) on disposals and deconsolidations	63	(2,971)
Contingent consideration realized	(47)	—
Loss on sale of investments	—	89
Unrealized loss related to derivative financial instruments	42	197
Loss on Goodwill impairment	563	232
Loss on impairment of investments	1,274	—
Dividends received from associated companies	253	526
Deferred income tax	29	(6)
Unrealized foreign exchange gain on long-term debt	(95)	(165)
Payments for long-term maintenance	(106)	(295)
Gain on realization of marketable securities	—	(138)
Net gain on debt extinguishment	(8)	(12)
Other, net	(9)	(17)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	267	(295)
Trade accounts payable	58	21
Prepaid expenses/accrued revenue	(12)	13
Deferred revenue	(95)	171
Related party receivables	65	213
Related party payables	(64)	(460)
Other assets	(22)	32
Other liabilities	(115)	(153)
Net cash provided by operating activities	1,788	1,574

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the twelve months ended December 31, 2015 and 2014
(In $ millions)
	Twelve Months Ended December 31,
	2015	2014
Cash Flows from Investing Activities
Additions to newbuildings	(613)	(2,508)
Additions to drilling units and equipment	(322)	(365)
Refund of yard installments	29	—
Contingent consideration received	27	—
Sale of business, net of cash disposed	1,214	1,138
Cash in deconsolidated subsidiaries	—	(90)
Change in restricted cash	(25)	(131)
Investment in associated companies	(210)	(586)
Proceeds from disposal of investment in associated companies	—	373
Purchase of marketable securities	—	(150)
Loans granted to related parties	(523)	(18)
Payments received from loans granted to related parties	233	2,096
Proceeds from disposal of marketable securities	—	307
Net cash (used in)/provided by investing activities	(190)	66

Cash Flows from Financing Activities
Proceeds from debt and revolving line of credit	1,516	5,072
Repayments of debt and revolving line of credit	(2,999)	(4,344)
Debt fees paid	(16)	(65)
Proceeds from debt to related party	143	90
Repayments of debt to related party	—	(910)
Dividends paid to non-controlling interests	(14)	(51)
Contribution from non-controlling interests, net of issuance costs	—	115
Purchase of treasury shares	—	(18)
Employee stock options exercised	—	5
Dividends paid	—	(1,415)
Net cash used in financing activities	(1,370)	(1,521)

Cash reclassified as held for sale	—	(26)
Effect of exchange rate changes on cash	(15)	(6)

Net increase in cash and cash equivalents	213	87
Cash and cash equivalents at beginning of the period	831	744
Cash and cash equivalents at the end of period	1,044	831

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the twelve months ended December 31, 2015 and 2014
(In $ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	(1)	(22)	—	—	—	(23)	—	(23)
Share based compensation charge	—	10	—	—	—	10	—	10
Employee stock options issued	1	4	—	—	—	5	—	5
Conversion of convertible bond	47	568	—	—	—	615	—	615
Acquisition of West Polaris	—	(6)	—	—	—	(6)	(7)	(13)
Sale of NCI	—	—	—	—	—	—	4	4
Other comprehensive loss	—	—	—	(976)	—	(976)	(55)	(1,031)
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Dividend payments	—	—	—	—	(1,415)	(1,415)	(51)	(1,466)
Initial public offering of North Atlantic Drilling	—	63	—	—	—	63	52	115
Net income	—	—	—	—	3,979	3,979	108	4,087
Balance at December 31, 2014	985	3,258	1,956	(448)	4,013	9,764	626	10,390

Sale and purchase of treasury shares, net		10	—	—	—	10	—	10
Share-based compensation charge	—	7	—	—	—	7	—	7
Sale of NCI	—	—	—	—	—	—	(4)	(4)
Other comprehensive income	—	—	—	328	—	328	8	336
Distributions to non-controlling interests	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	(738)	(738)	(12)	(750)
Balance at December 31, 2015	985	3,275	1,956	(120)	3,275	9,371	604	9,975

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of December 31, 2015 we owned and operated 38 offshore drilling units, had 13 units under construction and an additional unit classified as held for sale. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2014. The amounts are presented in United States dollar ("US dollar") rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2014 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Related party offsetting
Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company has elected to present this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position.  Accordingly the Company has re-presented $45 million related to SFL Deepwater Ltd, $5 million related to SFL Hercules Ltd, and  $14 million related to SFL Linus, as at December 31, 2014 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Similarly, the Company has presented $8 million related to SFL Deepwater Ltd and $20 million related to SFL Hercules Ltd as at December 31, 2015 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Refer to Note 16 - Variable interest entities.
Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

The Company has adopted Accounting Standards Update ("ASU") 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, $42 million of debt issuance costs have been reclassified from Other current assets to a direct deduction from Current portion of long-term debt as at December 31, 2014 and $103 million of debt issuance costs have been reclassified from Other non-current assets to a direct deduction from Long-term debt as at the same date. Similarly, as at December 31, 2015, $37 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $81 million of debt issuance costs have been presented as a direct deduction from long-term debt as at that date. Refer to Note 12 – Debt, included herein, for further details.

In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. Seadrill adopted this guidance in the period, which was effective for the discontinued operations occurring after January 1, 2015. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which required two accounting changes. First, the amendments in this Update changed the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments required separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which would result in secured borrowing accounting for the repurchase agreement. The ASU also requires for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. Seadrill adopted this guidance in the period.  However, the adoption of this guidance does not have a material impact on Company's consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard as at December 31, 2015 and applied it retrospectively to all periods presented. As a result the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017,  and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders' concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU will be effective for public entities in the first annual period, and for interim periods therein, beginning after December 15, 2015 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. This ASU will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Other: Primarily consists of rig management services.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue
(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Floaters	644	798	2,906	3,358
Jack-up rigs	282	420	1,293	1,478
Other	33	43	136	161
Total	959	1,261	4,335	4,997

Depreciation and amortization
(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Floaters	147	132	570	508
Jack-up rigs	50	48	208	185
Other	—	—	1	—
Total	197	180	779	693

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Operating income - Net Income
(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Floaters	117	523	340	1,992
Jack-up rigs	102	(73)	664	275
Other	4	2	15	12
Operating income	223	452	1,019	2,279
Unallocated items:
Total financial items and other	127	(251)	(1,561)	1,827
Income taxes	(71)	(51)	(208)	(19)
Net Income	279	150	(750)	4,087

Drilling Units and Newbuildings - Total Assets
(In $ millions)	As of December 31, 2015	As of December 31, 2014
Floaters	12,189	12,849
Jack-up rigs	4,220	4,326
Total Drilling Units and Newbuildings	16,409	17,175

Goodwill
Floaters	—	604

Unallocated items:
Assets held for sale	128	1,239
Investments in associated companies	2,590	2,898
Marketable securities	324	751
Cash and restricted cash	1,292	1,280
Other assets	2,727	2,350
Total Assets	23,470	26,297

Capital expenditures – fixed assets
(In $ millions)	Twelve Months Ended December 31,
	2015	2014
Floaters	950	2,327
Jack-up rigs	95	776
Total	1,045	3,103

Note 4 - (Loss)/gain on disposals

Period ended December 31, 2015

West Rigel
On December 2, 2015, the West Rigel was classified as an Asset held for sale.  As at the transfer date the West Rigel held assets at its book value of $210.0 million and a loss on disposal of $82.0 million was recognized. Please refer to Note 20 to the consolidated financial statements, included herein, for more details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Cancellation of the West Mira

On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. ("HSHI"), due to the Shipyard's inability to deliver the unit within the timeframe required under the contract. The carrying value of the newbuild at the date of cancellation was $315 million, which included $170 million of pre-delivery installments paid to HSHI, with the remainder relating to purchased equipment, internally capitalized construction costs and capitalized interest. Under the contract terms, the Company has the right to recoup the $170 million in pre-delivery installments, plus accrued interest.
On October 12, 2015, HSHI launched arbitration proceedings under the contract.  HSHI have claimed that Seadrill's cancellation was a repudiatory breach and claim they were due various extensions of time.  The Company refutes this vigorously, and believes it has the contractual right to recover the $170 million in pre-delivery installments, plus accrued interest. The recovery is however now not expected until the conclusion of an arbitration process under English law, which is expected to take up to two years.
Based both on management's assessment of the facts and circumstances, and advice from external counsel, who have been engaged for the arbitration process, the Company believes the recovery of the installment, plus accrued interest, is probable, as defined by US GAAP.  As such, the Company has reclassified from "Newbuildings", a receivable of $170 million plus accrued interest of $29 million, which is presented in "Other non-current assets" on the balance sheet.  The Company will continue to assess the recoverability throughout the arbitration process.
The Company will redeploy equipment, totaling $48 million, within Seadrill's remaining fleet, and has not written off these amounts. The resulting net loss on disposal recognized was $78 million, which is included in "Loss on disposal" in the Statement of Operations.
(In $ millions)	As at September 14, 2015
West Mira book value	315
Less: equipment redeployed	(48)
Net book value disposed	267
Less: Yard Installments recoverable	(170)
Less: interest accrued on installment	(29)
Provisions for onerous commitments	10
Net Loss on disposal	78

Disposal of the West Polaris
On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the "Polaris business"), to Seadrill Operating LP ("Seadrill Operating"), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.
The purchase price consisted of an initial enterprise value of $540 million, less debt assumed of $336 million. The fair value of consideration recognized on disposal was $235 million, which comprised of $204 million of cash consideration, and a working capital adjustment of $31 million, which was received during three months ended September 30, 2015.
Additional contingent consideration in the form of a seller's credit of $50 million is also potentially due from Seadrill Partners in 2021, which will carry interest at a rate of 6.5% per annum. The repayment of the seller's credit is contingent on the future re-contracted day rate.  During the 3 year period following the completion of the current customer contract, the final amount payable will be adjusted downwards to the extent the average re-contracted operating day rate (net of commissions), adjusted for utilization, over the period, is less than $450 thousand per day. If the rig is off contract during this period, the reduction is equal to $450 thousand per day.
In addition, the Company may be entitled to receive further contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450 thousand per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450 thousand per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025.
The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events.  From the disposal date of the West Polaris on June 19, 2015 to December 31, 2015, the Company has recognized $32 million in contingent consideration, as it became realized, within "Contingent consideration realized" included within operating income.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The loss recognized at the time of disposal of the Polaris business was $75 million, after taking into account a goodwill allocation of $41 million. The loss has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals" included within operating income.
(In $ millions)	As at June 19, 2015
Initial enterprise value	540
Less: Debt assumed	(336)
Initial purchase price	204

Plus: Working capital adjustment	31
Adjusted initial purchase price	235

Cash	204
Plus: Working capital receivable	31
Fair value of purchase consideration recognized on disposal	235

Less: net carrying value of assets and liabilities	(269)
Less: allocated goodwill to subsidiaries	(41)
Initial loss on disposal	(75)

Contingent consideration realized since disposal	32
Under the terms of various agreements between Seadrill and Seadrill Partners LLC, entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue to provide management, technical and administrative services to the Polaris business.  See further discussion in Note 17 to the consolidated financial statements for details of these services and agreements.
The sale of the Polaris business does not qualify for reporting as a discontinued operation as the sale of the Polaris business is not considered to represent a strategic shift expected to have a major effect on the Company's operations and financial results.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech Advisory Inc. ("Fintech"), for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs ("the jack-up drilling rigs") were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in the joint venture company, SeaMex Limited ("SeaMex"), which was previously 100% owned by the Company, and SeaMex simultaneously purchased the jack-up drilling rigs from Seadrill Limited.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling units (the "Disposal Group"), and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its remaining 50% investment in the joint venture at fair value.  The fair value of the retained 50% equity interest in the SeaMex joint venture was determined by reference to the price paid by Fintech to obtain a 50% equity interest in the disposal group from Seadrill.  Seadrill accounts for its 50% investment in the joint venture under the Equity Method.

Total consideration in respect of the Disposal Group was $1,077 million from SeaMex to Seadrill.  This was comprised of net cash of $586 million, a Seller's credit receivable of $250 million, short term related party receivable balances of $90 million and direct settlement of Seadrill's debt facilities relating to the West Oberon amounting to $150 million.   Subsequently, $162 million of related party balance was received when the West Titania was refinanced.  The Seller's credit bears interest at a rate of LIBOR plus a margin of 6.50% and matures in December 2019.  See Note 17 to the consolidated financial statements for further details on the related party balances.

Seadrill utilized the cash consideration to repay outstanding debt facilities in respect of the West Courageous, West Defender, West Intrepid and West Titania. See further details in Note 12 to the consolidated financial statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The total recognized gain on disposal was $186 million, after taking into account a goodwill allocation of $49 million, which has been presented in our consolidated statement of operations, under "(Loss)/gain on disposals" included within operating income.

The Company has not presented this disposal group as a discontinued operation in the statement of operations as it does not represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

(In $ millions)	As at March 10, 2015
FAIR VALUE OF CONSIDERATION RECEIVED
Net cash consideration received	749
Seller's credit recognized	250
Direct repayment of debt by the JV on behalf of Seadrill	150
Consideration receivable in respect of West Titania	162
Other related party balances payable	(71)
Cash paid to acquire 50% interest in the JV	(163)
Fair value of consideration received	1,077

FAIR VALUE OF RETAINED 50% INVESTMENT IN SEAMEX LIMITED	163

CARRYING VALUE OF NET ASSETS
Current assets
Cash and cash equivalents	40
Deferred tax assets - short term	8
Other current assets	20
Total current assets	68

Non-current assets
Drilling units	969
Deferred tax asset - long term	4
Other non-current assets	86
Goodwill	49
Total non-current assets	1,108
Total assets	1,176

LIABILITIES
Current liabilities
Trade accounts payable	(1)
Other current liabilities	(61)
Total current liabilities	(62)

Non-current liabilities
Other non-current liabilities	(60)
Total non-current liabilities	(60)
Total liabilities	(122)
Carrying value of net assets	1,054

GAIN ON DISPOSAL	186

In connection with the JV agreement, SeaMex entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex with certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8% of Seadrill's costs and expenses incurred in connection with providing these services. The agreement can be terminated by SeaMex by providing 120 days written notice.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Contingent consideration recognized

During the three and twelve months ended December 31, 2015, the Company recognized contingent consideration receivable amounting to $19 million and $47 million respectively (three and twelve months ended December 31, 2014: nil and nil, respectively). Contingent consideration recognized during the twelve months ended December 31, 2015 comprised of $15 million relating to the disposal of the West Vela in November 2014 and $32 million relating to the disposal of West Polaris in June 2015. During the three months ended December 31, 2015, the amount recognized consisted of $4 million related to the disposal of West Vela and $15 million relating to the disposal of West Polaris.

Note 5 – Taxation

Income taxes consist of the following:
(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Current tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(56)	(52)	(177)	(23)
Deferred tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(15)	1	(31)	4
Total tax (expense)/benefit	(71)	(51)	(208)	(19)
Effective tax rate	20.3%	25.4%	(38.4)%	0.5%

The effective tax rate for the twelve months ended December 31, 2015 is (38.4)% as compared to a rate for 2014 of 0.5%.  This means that we continue to pay tax on local operations but reported an overall loss before tax inclusive of discrete items.  The negative rate reflects no tax relief on the impairments or the derivative loss, as well as no tax chargeable on the disposal gains.  This is due to these items largely falling within the zero tax rate Bermuda companies. This is in comparison to 2014 where there was a prior year tax benefit related to the release of an uncertain tax position.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have losses in others.

Income taxes for the three and twelve months ended December 31, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Income taxes at statutory rate	—	—	—	—
Effect of taxable income in various countries	(71)	(51)	(208)	(19)
Total	(71)	(51)	(208)	(19)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:
(In $ millions)	December 31, 2015	December 31, 2014
Pension	9	19
Provisions	16	20
Net operating losses carried forward	317	291
Other	2	3
Gross deferred tax asset	344	333
Valuation allowance related to net operating losses carried forward	(263)	(280)
Net deferred tax asset	81	53

Deferred Tax Liability:
(In $ millions)	December 31, 2015	December 31, 2014
Property, plant and equipment	(98)	(60)
Unremitted Earnings of Subsidiaries	(38)	—
Foreign exchange	—	(7)
Gross deferred tax liability	(136)	(67)
Net deferred tax liability	(55)	(14)

Net deferred taxes are classified as follows:
(In $ millions)	December 31, 2015	December 31, 2014
Long-term deferred tax asset	81	53
Long-term deferred tax liability	(136)	(67)
Net deferred tax liability	(55)	(14)

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard as at December 31, 2015 and applied it retrospectively to all periods presented. As a result the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Net income/(loss) attributable to the parent	285	157	(738)	3,979
Less: Allocation to participating securities	(1)	—	3	(6)
Net income/(loss) available to shareholders	284	157	(735)	3,973
Effect of dilution	—	—	—	117
Diluted net income/(loss) available to shareholders	284	157	(735)	4,090

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Basic earnings per share:
Weighted average number of common shares outstanding	493	493	493	478
Diluted earnings per share:
Weighted average number of common shares outstanding	493	493	493	478
Effect of dilutive share options	—	—	—	1
Effect of dilutive convertible bonds	—	—	—	14
Weighted average number of common shares outstanding adjusted for the effects of dilution	493	493	493	493

Basic earnings/(loss) per share (US dollar)	0.58	0.32	(1.49)	8.32
Diluted earnings/(loss) per share (US dollar)	0.58	0.32	(1.49)	8.30

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "Other comprehensive income" ("OCI").

Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the marketable securities in the balance sheet:

	As at December 31, 2015
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	206	22	228
Seadrill Partners - Common Units	247	(151)	96
Total	453	(129)	324

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	As at December 31, 2014
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
SapuraKencana	373	(48)	325
Seadrill Partners - Common Units	821	(395)	426
Total	1,194	(443)	751

Marketable securities and changes in their carrying value are as follows:
	Twelve Months Ended December 31, 2015
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
SapuraKencana	—	—	—	(97)	—	—	(167)
Seadrill Partners - Common Units	—	—	—	(330)	—	—	(574)
Total	—	—	—	(427)	—	—	(741)

	Twelve Months Ended December 31, 2014
(In $ millions)	Gross realized gains	Gross realized losses	Gross Unrealized gains	Gross Unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
Petromena	6	—	—	—	10	—	—
Sapura Kencana	—	—	—	(456)	297	—	131
Seadrill Partners - Common Units	—	—	—	(395)	—	821	—
Total	6	—	—	(851)	307	821	131

Seadrill Partners - Common Units
Our ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as of December 31, 2015.

Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investments in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price.  In October 2014, the share price began to fall below $30.60 and fell to $9.40 at September 30, 2015, as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector. During the period between June 30, 2015 and September 30, 2015, Seadrill Partners' unit price fell by approximately 20%, on both a spot price and trailing three month average basis.  At September 30, 2015 management determined that the investment in Seadrill Partners' common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost.  As a result the Company has impaired the investment, recognizing an impairment charge of $574 million within "Loss on impairment of investments". This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. The amount reclassified out of Accumulated other comprehensive income into earnings was determined on the basis of average cost.
As of December 31, 2015 an accumulated unrealized loss of $330 million has been recognized in accumulated other comprehensive income. We have evaluated the near term prospects of Seadrill Partners in relation to the severity and duration of the impairment.  Based on that evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we do not consider the investment to be further other-than-temporarily impaired at December 31, 2015.

SapuraKencana
Our ownership interest in SapuraKencana's outstanding common shares is 8.18%.

During the period since September 30, 2014, to September 30, 2015, SapuraKencana's share price fell by approximately 45% as a result of deteriorating market conditions in the oil and gas industry. Between June 30, 2015 and September 30, 2015, the value of the investment fell by approximately 20%, as a result of the declining share price and USD:MYR exchange rate. At September 30, 2015, management determined that the investment in SapuraKencana was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result the Company has impaired the investment, recognizing an impairment charge of $167 million within "Loss on impairment of investments".  This impairment charge represents a reclassification of losses previously recognized within Other Comprehensive Income. The amount reclassified out of Accumulated other comprehensive income into earnings was determined on the basis of average cost.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:
(In $ millions)	December 31, 2015	December 31, 2014
Archer	—	—
Seabras Sapura Participacoes	29	21
Seabras Sapura Holdco	158	117
Itaunas Drilling	3	3
Camburi Drilling	6	6
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests	1,767	2,091
Seadrill Partners - Subordinated Units	293	412
Seadrill Partners - Seadrill member interest and IDRs*	137	244
SeaMex Ltd	193	—
Total	2,590	2,898

*The Seadrill Partners - Seadrill member interest and IDRs are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently remeasured.

Seadrill Partners

Equity method investments
The Company holds investments, both in subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method.  The fair value of these investments is not readily determinable, as they are not publicly traded.  These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014, using valuations involving significant unobservable inputs, and categorized at level 3 on the fair value hierarchy.
Seadrill Partners' unit price has fallen from approximately $30 per unit in October 2014 to $9.40 at September 30, 2015 as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector in which Seadrill Partners operates. During the period between June 30, 2015 and September 30, 2015, the unit price of Seadrill Partners' common units, which are publicly traded, fell by approximately 20%, on both a spot price and trailing three month average basis.  Whilst the investments In Seadrill Partners held under the equity method are not publicly traded, the reduction in value of the publicly traded units is considered an indicator of impairment.  The Company has determined the length and severity of the reduction in value of the traded units to be representative of an other than temporary impairment.
As such the Company has measured and recognized an other than temporary impairment of the subordinated units and direct ownership interests as at September 30, 2015.
The fair value of these investments was derived using an income approach which discounts future free cash flows ("DCF model").  The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 8.5%, which was relevant to the investee. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The implied valuation of Seadrill Partners derived from the DCF model was cross-checked against the market price of Seadrill Partners' common units.  The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. The Company deems the implied control premium to be reasonable in the context of the data considered.
As at September 30, 2015, the carrying value of the subordinated units was found to exceed the fair value by $125 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $302 million.  The company has recognized this impairment of the investments within "Loss on impairment of Investments" in the Statement of Operations.
The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Cost method investments
The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights "IDRs" of Seadrill Partners.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company's interest in the Seadrill Member and the attached IDRs at deconsolidation in January 2014, was determined using a Monte Carlo simulation method ("Monte Carlo model"). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as of the deconsolidation date.

The reduction in value of the Seadrill Partners common units was determined to be an indicator of impairment of the Seadrill member interest. The fair value was determined using the Monte Carlo model, updated for applicable assumptions as at September 30, 2015.  The carrying value of the investment was found to exceed the fair value by $106 million.  The company has recognized this impairment within "Loss on impairment of Investments" in the Statement of Operations.

The assumptions used in the Monte Carlo model were derived from both observable and unobservable inputs (classified as level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

The table below summarizes the total impairments made during the twelve months ended December 31, 2015:
(In $ millions)	Twelve months ended December 31, 2015
Impairments of Investment in associated companies
Seadrill Partners - Total direct ownership investments	302
Seadrill Partners - Subordinated units	125
Seadrill Partners - Seadrill member interest and IDRs	106
Total impairment of investments in associated companies	533

Impairments of Marketable securities (refer to Note 7)
Seadrill Partners - Common Units	574
SapuraKencana	167
Total impairment of marketable securities investments (reclassification from OCI)	741

Total impairment of investments	1,274

During the three months ended December 31, 2015 Seadrill Partners' unit price has fallen further from approximately $9.40 at September 30, 2015 to $3.65 at December 31, 2015. Having assessed the length and severity of the implied fall in value and the prospects for Seadrill Partners, the Company has determined that a further other than temporary impairment of the investment has not occurred.

SeaMex Limited

During the year ended December 31, 2014, the Company entered into a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were included within the joint venture. The transaction was completed on March 10, 2015, when Fintech subscribed for a 50% ownership interest in SeaMex, which was previously 100% owned by the Company, and the jack-up drilling rigs were acquired by SeaMex from Seadrill.

As a result of the transaction the Company no longer controls the entities that own and operate these jack-up drilling rigs, and accordingly the Company has deconsolidated these entities as of March 10, 2015, and has recognized its retained 50% investment in the joint venture at fair value. See Note 4 to the Financial Statements for further details.

Note 9 – Newbuildings
(In $ millions)	Year ended December 31, 2015	Year ended December 31, 2014
Opening balance	2,030	3,419
Additions	661	2,503
Transfers to drilling units	(725)	(3,892)
Reclassification to assets held for sale**	(210)	—
Reclassification to non-current assets*	(199)	—
Disposals*	(78)	—
Closing balance	1,479	2,030

*On September 14, 2015, the Company cancelled the construction contract for the West Mira with Hyundai Samho Heavy Industries Co Ltd. Please refer to Note 4 to the consolidated financial statements, included herein, for more details.

**On December 2, 2015, the West Rigel was classified as an Asset held for sale.  As at the transfer date the West Rigel held assets at its book value of $210.0 million. Please refer to Note 20 to the consolidated financial statements, included herein, for more details.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Drilling units
(In $ millions)	December 31, 2015	December 31, 2014
Cost	18,518	19,101
Accumulated depreciation	(3,588)	(2,991)
Re-classified as assets held for sale	—	(965)
Net book value	14,930	15,145

Depreciation expense on drilling units was $194 million and $765 million for the three and twelve months ended December 31, 2015, respectively and $178 million and $684 million for the three and twelve months ended December 31, 2014, respectively.

In June 2015, the West Polaris was disposed. For more details see Note 4 to the consolidated financial statements, included herein.

In March 2015, the West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs were disposed.  For more details see Note 4 to the consolidated financial statements, included herein.

Note 11 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:
(In $ millions)	Year ended December 31, 2015	Year ended December 31, 2014
Opening balance
Goodwill	836	1,200
Accumulated impairment losses	(232)	—
Total opening goodwill	604	1,200

Disposals and deconsolidations (see note 4)	(41)	(315)
Impairment of goodwill	(563)	(232)
Re-classified as assets held for sale	—	(49)

Closing balance
Goodwill	795	836
Accumulated impairment losses	(795)	(232)
Total closing goodwill	—	604

During the period between June 30, 2015 and September 30, 2015 the Company's share price fell by 43% from $10.34 to $5.90 (spot price), and by 34%, from $12.04 to $7.96 (average trailing three month basis), partly as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector.  As a result management determined that the Goodwill assigned to the Company's Floaters reporting unit was likely to be impaired, and performed a quantitative impairment test as at September 30, 2015.
During the three months ended September 30, 2015 an impairment test was conducted, and it resulted in the Company recognizing an impairment loss of $563 million relating to the Floaters reporting unit which represented all of the Goodwill attributable to that reporting unit. Following the impairment the Company no longer retains any Goodwill balance. The impairment is a result of deteriorating market conditions and the Company's outlook on expected conditions through the current down-cycle.  The impairment charge was allocated between the parent and non-controlling interests based upon the non-controlling interests' share in each drilling unit within the Floater segment. The overall charge to the reporting unit was first allocated to each drilling unit based upon the relative fair values of those drilling units. The percentage non-controlling interest in each drilling unit was then applied to the allocated charge in order to determine the portion attributable to non-controlling interests. The total impairment allocated to the non-controlling interest was $95 million.
The estimated fair value of the reporting unit was derived using an income approach, using discounted future free cash flows.  The Company's estimated future free cash flows are primarily based on its expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates.  The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 10%.
The assumptions used in the Company's estimated cash flows were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Debt
(In $ millions)	December 31, 2015	December 31, 2014
Credit facilities:
$700 facility	—	420
$2,000 facility (North Atlantic Drilling)	1,200	1,367
$400 facility	240	280
$420 facility	—	351
$440 facility	224	258
$450 facility	—	416
$1,450 facility	393	433
$360 facility (Asia Offshore Drilling)	273	309
$300 facility	186	210
$1,750 facility (Sevan Drilling)	1,085	1,225
$150 facility	—	150
$450 facility	344	397
$1,500 facility	1,344	1,469
$1,350 facility	1,181	1,317
$950 facility	688	—
$450 facility (2015)	215	—
Total credit facilities	7,373	8,602

Ship Finance International Loans:
$375 facility	256	284
$390 facility	221	303
$475 facility	354	451
Total Ship Finance International Loans	831	1,038

Unsecured bonds:
Unsecured bonds	2,381	2,856
Total unsecured bonds	2,381	2,856

Other credit facilities with corresponding restricted cash deposits	76	124
Total debt principal	10,661	12,620
Less: current portion of debt principal	(1,526)	(2,309)
Long-term portion of debt principal	9,135	10,311

As discussed in Note 2, the Company has adopted ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015. As a result, the consolidated balance sheet as at December 31, 2014 has been represented to reflect this change in accounting principle. Details of the debt issuance costs netted against the current and long-term debt for each of the periods presented are shown below.
Outstanding debt as at December 31, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,526	(37)	1,489
Long-term debt	9,135	(81)	9,054
Total	10,661	(118)	10,543

Outstanding debt as at December 31, 2014
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	2,309	(42)	2,267
Long-term debt	10,311	(103)	10,208
Total	12,620	(145)	12,475

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The outstanding debt as of December 31, 2015 is repayable as follows:
(In $ millions)	Twelve Months Ended December 31,
2016	1,526
2017	2,872
2018	2,432
2019	2,817
2020	1,014
2021 and thereafter	—
Total debt principal	10,661

The Company routinely monitors the market for opportunities to strengthen its balance sheet and may from time take steps to do so, including making repurchases of its debt securities.

The movement in debt instruments above are largely due to scheduled principal repayments unless otherwise detailed below.

The significant developments relating to the Company's debt in the twelve months ended December 31, 2015 are explained below.

Credit Facilities

$700 million senior secured term loan
In October 2010, the Company entered into a $700 million senior secured loan facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which were pledged as security. The facility bore interest at LIBOR plus 2.50% per annum and is repayable over a term of five years. During the twelve months ended December 31, 2015, the facility was repaid in full. The outstanding balance as at December 31, 2015 was nil (December 31, 2014: $420 million) as the facility is now closed.

$400 million senior secured credit facility
In December 2011, the Company entered into a $400 million senior secured credit facility with a syndicate of banks. The jack-up rigs West Cressida, West Callisto, West Leda and West Triton have been pledged as security. The facility has a five year term and bears interest of LIBOR plus 2.50% per annum. During the twelve months ended December 31, 2015 we repaid $200 million as well as drew down $200 million of the revolving credit tranche. Quarterly payments of $10 million were also paid. The outstanding balance as at December 31, 2015 was $240 million (December 31, 2014: $280 million).

$450 million senior secured credit facility
In December 2012, we entered into a $450 million senior secured credit facility with a syndicate of banks, and was drawn down on January 3, 2013. The West Eclipse semi-submersible rig was pledged as security. The facility was scheduled to mature within one year and bore interest of LIBOR plus 3.00%. On December 20, 2013, we amended this facility for an additional one year, with an amended interest rate of LIBOR plus 2.00%. On December 19, 2014, we amended this facility with a new maturity date of February 3, 2015 on the same terms. In January 2015, this facility was repaid in full and replaced with a new $950 million facility. The outstanding balance as at December 31, 2015 was nil (December 31, 2014: $416 million).

$150 million senior secured credit facility
In October 2013, we entered into a $150 million secured credit facility with a bank. The West Oberon and the West Prospero were pledged as security.  The facility bore interest of LIBOR plus a margin of 0.75%, with a maturity date in June 2014. The loan was subsequently amended with a new maturity date of March 31, 2015 and revised margin of 1.0%. In March 2015, this facility was repaid in full as part of the SeaMex transaction -  for further details see Note 4 to the consolidated financial statements, included herein. The outstanding balance as at December 31, 2015 was nil (December 31, 2014: $150 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

$950 million senior secured credit facility
In January 2015 the Company entered into a $950 million senior secured credit facility with a syndicate of banks and export credit agencies to fund the delivery of the West Carina and to refinance the Company's indebtedness related to the West Eclipse. The facility comprises of a $60 million term loan, a $250 million revolving facility and a $190 million ECA facility for the West Carina; and a $225 million term loan and a $225 million revolving facility for the West Eclipse. The term loans and revolving credit facilities bear interest at LIBOR plus 2.00% and the ECA facility has a CIRR fixed interest rate of 2.12%. The West Carina term loan and revolving credit facility have a five year maturity and a twelve year profile, with a balloon payment of $187 million in year five. The West Carina ECA facility has a twelve year maturity and a twelve year profile.  The West Eclipse term loan has a five year maturity and a five year profile. The West Eclipse revolving credit facility has a maturity of five years and is non-amortizing, with a balloon payment of $225 million in year five.  If the commercial facilities are not refinanced satisfactorily after five years then the ECA facility also becomes due. During the twelve months ended December 31, 2015 we repaid $245 million of the facility. The total outstanding balance as at December 31, 2015 was $688 million (December 31, 2014: nil).

$420 million senior secured credit facility
In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners.  One of the entities sold was the sole borrower under this facility. See Note 4 to the consolidated financial statements, included herein, for further details.  The total outstanding balance as at December 31, 2015 was nil (December 31, 2014: $351 million).  Seadrill Limited continues to act as a guarantor under the facility.

$450 million senior secured credit facility (2015)
In August 2015 the Company entered into a $450 million senior secured credit facility with a syndicate of banks and repaid the remaining balance of $21 million on the $700 million senior secured credit facility. The West Freedom, West Mischief, West Vigilant, West Resolute, West Prospero, and the West Ariel were pledged as security. The loan bears interest at a rate of LIBOR plus 2.85%. The loan has a five year maturity and an 8.5 year profile with a balloon payment at the end of year five. The total outstanding balance as at December 31, 2015 was $215 million (December 31, 2014: nil ).

The facility also bears the same covenants and additional margin step up feature as those contained in the Company's senior secured credit facilities amended in 2015 which are mentioned further below under "Senior secured credit facilities".

$350 million bond
In October 2015, the $350 million bond matured. The Company settled the liability on maturity.

Unsecured bond repurchases
During the twelve months ended December 31, 2015, the Company repurchased $52 million (par value) of its $1,000 million senior unsecured bond facility, recognizing a gain on debt extinguishment of $8 million in the Company's consolidated statement of operations.

Senior secured credit facilities
In May 2015, the Company executed an amendment to the covenants contained in all of its senior secured credit facilities. Under the amended terms, the permitted leverage ratio has been amended to the following:

•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;
•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016;
•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.

In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the senior secured credit facilities as follows:

•	.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;
•	.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1;
•	.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Covenants contained in our debt facilities

The full list of the Company's covenants is disclosed in the annual report on 20-F for the year ended December 31, 2014.

During the twelve months ended December 31, 2015 the following changes were made to the Company's covenants, other than that already described above:

Covenants contained in North Atlantic Drilling Limited ("NADL")

In February 2015, NADL received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, NADL received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within NADL's credit facilities or bond agreements.

The Company is in compliance with all covenants as at December 31, 2015.

Note 13 – Common shares

	December 31, 2015		December 31, 2014
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,680	986	493,078,678	986
Treasury shares held by Company	(318,740)	(1)	(318,740)	(1)
Outstanding common shares in issue	492,759,940	985	492,759,938	985

Note 14 – Accumulated other comprehensive income

Accumulated other comprehensive income as of December 31, 2015 and December 31, 2014 was as follows:
(In $ millions)	December 31, 2015	December 31, 2014

Unrealized loss on marketable securities	(129)	(443)
Unrealized gain on foreign exchange	36	51
Actuarial loss relating to pension	(38)	(57)
Share in unrealized gains from associated companies	11	1
Accumulated other comprehensive income	(120)	(448)

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $8 million as of December 31, 2015 and $22 million as of December 31, 2014.

Note 15 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2015 the Company had interest rate swap agreements with an outstanding principal of $6,738 million (December 31, 2014: $7,918 million). The agreements have maturity dates between January 2016 and January 2027, swapping the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.83%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of the interest rate swaps outstanding at December 31, 2015 amounted to a gross liability of $143 million, a net liability of $122 million due to master netting agreements with our counterparties, and an asset of $2 million (December 31, 2014: a gross liability of $191 million, a net liability of $134 million and an asset of $5 million). The fair value of the interest rate swaps are classified as either "Other current liabilities" or "Other current assets" in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At December 31, 2015 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2014: $807 million) with maturity dates between March 2018 and March 2019, swapping the floating element of interest as well as fluctuations in exchange rates on our facilities for fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at December 31, 2015 amounted to a gross and net liability of $291 million (December 31, 2014: gross and net liability of $201 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting

A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity ("VIE") (refer to Note 16) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of December 31, 2015.
Variable interest entity	Outstanding principal as at	Receive rate	Pay rates	Length of contracts
	December 31, 2015
	(In $ millions)
SFL Linus Limited (West Linus)	200	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at December 31, 2015 amounted to a liability of $2 million (December 31, 2014: liability of $3 million), classified as other non-current liabilities in the balance sheet.

In the twelve months ended December 31, 2015, the VIE Ship Finance subsidiary recognized no fair value gains or losses (year ended December 31, 2014: nil). Any such gains or losses recorded by the VIE in "Other comprehensive income"  are allocated to "Non-controlling interests" in our consolidated statement of changes in equity due to their ownership by Ship Finance.  Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings.

The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and twelve months ended December 31, 2015 (three and twelve months ended December 31, 2014: no fair value gain or loss).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign exchange risk management

The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. In November 2015, the company sold forward contracts at an exchange rate of NOK 8.23 per US dollar for a loss of $1 million.  At December 31, 2015, the Company had no outstanding foreign currency forward contracts (December 31, 2014: outstanding foreign currency forward contracts with a liability of $24 million).

Other derivative agreements

Total Return Swap Agreements
On December 4, 2015, the Company settled TRS agreements for 4,000,000 Seadrill Limited shares at a strike price of NOK 62.80 including interest, for a total payment of $6 million. Seadrill subsequently entered into a new TRS agreement for 4,000,000 Seadrill Limited common shares. The expiry date for the new TRS is March 3, 2016 and the reference price is NOK 49.6 per share.

The fair value of the TRS agreements at December 31, 2015 was a liability of $9 million (December 31, 2014: liability of $5 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at December 31, 2015 and 2014.

Sevan share repurchase agreements
The Company entered into agreements in which the Company sold its shares in Sevan Drilling ASA to commercial banks and simultaneously entered into a share purchase agreement to repurchase the same amount of shares at a later date, which were generally within three months from the date of entering into the sale agreement. As at December 31, 2014 the Company had agreements for 216,065,464 Sevan Drilling ASA shares at a strike price of NOK 4.1701 and 81,828,500 Sevan Drilling ASA shares at a strike price of NOK 4.1966. On February 6, 2015, these forward agreements were settled and new forward agreements were entered into. The cash settlement was NOK 134 million. On May 6, 2015, the Company rolled forward the agreement and entered into a forward agreement for 216,065,464 Sevan shares expiring August 10, 2015 with a strike price of NOK 0.6247, and a second forward agreement for 81,828,500 Drilling ASA shares expiring August 6, 2015 with a strike price of NOK 0.6243.
As part of the Sevan Drilling group's internal reorganization program effective from June 30, 2015 the parent company of the Sevan Drilling group was migrated from Sevan Drilling ASA, a Norwegian registered entity, to Sevan Drilling Limited, a Bermudan registered entity. As part of the restructuring, shareholders in the Norwegian Oslo Børs listed entity were distributed shares in the Bermudan entity on a 20:1 basis. The Norwegian entity was then delisted from the Oslo Børs stock exchange, and the Bermudan entity was listed in its place, maintaining the ticker "SEVDR". Accordingly the outstanding share repurchase agreements mentioned above were settled for consideration paid of $4 million, and the Company completed the repurchase of the 297,893,964 shares in Sevan Drilling ASA at a value equal to the nominal value of the shares. Simultaneously new agreements were taken out to repurchase 14,894,699 shares in Sevan Drilling Limited with the same banks.

On November 6, 2015, the Company settled the forward agreement for 10,803,274 shares in Sevan Drilling Limited at a strike price of NOK 8.9482 and settled the forward agreement for 4,091,425 shares for a strike price of NOK 8.5539. The total amount paid on settlement was $16 million. As a result of these transactions, the Company maintained a controlling interest in the Sevan Drilling group, and as a result the Sevan Drilling group remains consolidated in the Company's consolidated financial statements. Prior to the settlement the share repurchase agreements were accounted for as secured borrowings and therefore the Company had recognized the liabilities associated with these repurchases in other current liabilities of $167 million as of December 31, 2014.  As at December 31, 2015 these agreements have been fully settled.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SapuraKencana financing agreements
In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity investment in SapuraKencana, in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements had a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum.
On July 8, 2015, the Company amended the financing arrangement relating to its equity investment in SapuraKencana and extended the agreement to July 2018. The total financing was reduced by $90 million to $160 million, and the corresponding restricted cash held as collateral of $93 million was settled against the liability. In addition the interest rate increased to LIBOR plus 2.6%. As at December 31, 2015, the Company had associated restricted cash of $160 million due to the significant fall in the share price of SapuraKencana.
As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as of December 31, 2015 amounted to $228 million (December 31, 2014: $325 million), and was presented as a long term marketable security on the balance sheet. The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2015 are a gross asset of $135 million, and a gross liability of $135 million (December 31, 2014: gross asset of $103 million and gross liability of $103 million) which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $160 million received as a prepayment to Seadrill is included in other long-term liabilities.

Realized gains and losses
The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three and twelve months ended December 31, 2015 and 2014 are as follows:

(In $ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
(Losses)/gains recognized in statement of operations relating to derivative financial instruments	2015	2014	2015	2014
Interest rate swap agreements not qualified as hedge accounting	58	(92)	(129)	(177)
Cross currency interest rate swaps not qualified as hedge accounting	(10)	(105)	(106)	(172)
Foreign currency forwards not qualified as hedge accounting	1	(42)	(9)	(58)
Total Return Swap Agreements	(9)	(46)	(27)	(72)
Other	—	—	(3)	(18)
Gain/(loss) on derivative financial instruments	40	(285)	(274)	(497)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2015 and December 31, 2014 were as follows:
	December 31, 2015		December 31, 2014
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,044	1,044	831	831
Restricted cash	248	248	449	449
Related party loans receivable - short term	371	371	69	69
Related party loans receivable - long term	464	464	311	311
Liabilities
Current portion of floating rate debt	1,493	1,493	1,928	1,928
Long-term portion of floating rate debt	6,711	6,711	7,713	7,713
Current portion of fixed rate CIRR loans	33	33	39	39
Long term portion of fixed rate CIRR loans	43	43	84	84
Fixed interest bonds - short term	—	—	323	342
Fixed interest bonds - long term	944	1,840	1,545	1,892
Floating interest bonds - long term	283	541	483	622
Related party fixed rate debt - long term	438	438	415	415

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, Archer and SeaMex are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loans provided by Ship Finance to the Company's VIE's are estimated to be equal to the carrying value as the loans were entered into at market rates.  The debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 17 for further information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	324	324	—	—
Interest rate swap contracts – short term receivable	2	—	2	—
Total assets	326	324	2	—

Liabilities:
Interest rate swap contracts – short term payable	124	—	124	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	291	—	291	—
Foreign exchange forwards – short term payable	—	—	—	—
Other derivative instruments – short term payable	9	—	9	—
Total liabilities	426	—	426	—

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In $ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	751	751	—	—
Interest rate swap contracts – short term receivable	5	—	5	—
Total assets	756	751	5	—

Liabilities:
Interest rate swap contracts – short term payable	139	—	139	—
Interest rate swap contracts – long term payable	3	—	3	—
Cross currency swap contracts – short term payable	201	—	201	—
Foreign exchange forwards – short term payable	27	—	27	—
Other derivative instruments – short term payable	5	—	5	—
Total liabilities	375	—	375	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of December 31, 2015.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Note 16 – Variable Interest Entities

As of December 31, 2015, the Company leased two semi-submersible rigs, and a jack-up rig from VIEs under capital leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of December 31, 2015:
Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

*Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn't exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At December 31, 2015 and at December 31, 2014 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2016	2017	2018	2019	2020
West Taurus	165	158	158	144	143
West Hercules	179	170	166	143	141
West Linus	222	222	222	173	140

The assets and liabilities in the accounts of the VIEs as at December 31, 2015 and as at December 31, 2014 are as follows:

	December 31, 2015			December 31, 2014
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	394	394	530	429	426	574
Amount due from related parties	4	5	—	—	—	—
Other assets	2	2		13	10	—
Total assets	400	401	530	442	436	574

Short-term interest bearing debt	23	28	51	32	28	51
Long-term interest bearing debt	198	229	302	271	256	400
Other liabilities	3	1	2	6	6	3
Short-term debt due to related parties	—	—	23	—	—	—
Long-term debt due to related parties	137	125	125	100	135	111
Total liabilities	361	383	503	409	425	565
Equity	39	18	27	33	11	9

Book value of units in the Company's consolidated accounts	434	571	559	450	603	581

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company has elected to represent this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position. Accordingly the Company has represented $45 million related to SFL Deepwater Ltd, $5 million related to SFL Hercules Ltd, and $14 million related to SFL Linus Ltd as at December 31, 2014, from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). Similarly, the Company has presented $8 million related to SFL Deepwater Ltd and $20 million related to SFL Hercules Ltd as at December 31, 2015 from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities).
Note 17 – Related party transactions

Seadrill Partners

The following is a summary of the related party agreements with Seadrill Partners:
Management agreements - Income recognized under the management, administrative and technical service agreements for the three and twelve months ended December 31, 2015 were $31 million and $75 million, respectively (three and twelve months ended December 31, 2014: income of $26 million and $59 million, respectively).

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the three months ended December 31, 2015 were $5 million and $2 million, respectively (2014: $13 million and $9 million, respectively). Other revenues and expenses earned and incurred for the twelve months ended December 31, 2015 were $35 million and $15 million, respectively (2014: $43 million and $26 million, respectively).

During the twelve months ended December 31, 2015, a subsidiary of the Company entered into an agreement with Seadrill Partners to store spare parts of Seadrill Partners' West Sirius rig while it is stacked. The Company is responsible at its own cost for the moving and storing of the spare parts during the stacking period. The Company may use the spare parts of the West Sirius during the stacking period, but must replace them as required by Seadrill Partners at its own cost.

Rig financing agreements - Total amounts owed under the rig financing agreements as of December 31, 2015, relating to the T-15 and T-16, totaled $139 million (December 31, 2014: $159 million).

Extension of West Vencedor loan agreement to Seadrill Partners - The West Vencedor Loan Agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at December 31, 2015 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $179 million. The outstanding balance under the West Vencedor Loan Agreement due to the Company was $58 million as of December 31, 2015 (December 31, 2014: $78 million).

$110 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.0% and matures in May 2016. The outstanding balance as at December 31, 2015 was $110 million (2014: $110 million).

West Sirius bareboat charter financing loan - In December, 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of the Company $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at December 31, 2015 was $143 million (December 31, 2014: nil).  In December, 2015, the Company borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at December 31, 2015 was $143 million (December 31, 2014: nil).

Total interest income (including commitment fees), relating to all of the above loans with Seadrill Partners and its subsidiaries, for the three and twelve months ended December 31, 2015 was $4 million and $16 million, respectively (three and twelve months ended December 31, 2014: $4 million and $40 million, respectively).

T-15 / T-16 facility - Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities which do not relate to the T-15 and T-16.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

West Vela facility - Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

West Polaris facility - In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 for further details. Seadrill Limited continues to act as a guarantor under the facility.

Derivative interest rate swap agreements - the Company recharges interest rate swap agreements to Seadrill Partners on a back to back basis. The total net charged to Seadrill Partners for the three and twelve months ended December 31, 2015 was a loss of $4 million and a gain of $12 million, respectively (three and twelve months ended December 31, 2014: a gain of $3 million and a gain of $42 million, respectively).

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables/(payables) with Seadrill Partners and its subsidiaries as of December 31, 2015 and December 31, 2014 consisted of the following:
(In $ millions)	December 31, 2015	December 31, 2014
Rig financing and loan agreements	197	237
$109.5 million Vendor financing loan	110	110
Sirius bareboat charter financing loan	143	—
Deferred consideration receivable	96	74
Other receivables	213	264
$143 million loan payable	(143)	—
Other payables	(179)	(77)

Related parties to Hemen Holding Ltd ("Hemen")

The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc. ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance transactions

We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 16 Variable Interest Entities. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the three and twelve month periods ended December 31, 2015 and 2014, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
West Polaris *	—	14	—	55
West Hercules	14	16	55	75
West Taurus	12	29	57	111
West Linus	21	22	81	59
Total	47	81	193	300

* The West Polaris was repurchased from Ship Finance on December 30, 2014 and subsequently sold to Seadrill Partners on June 18, 2015.

These lease costs are eliminated on consolidation.

The VIEs had net loans due to Ship Finance amounting to $438 million as at December 31, 2015 (December 31, 2014: $351 million). The related party loans are disclosed as "Long-term debt due to related parties" on the balance sheet. The loans bear interest at a fixed rate of 4.5% per annum. The total interest expense incurred for the three and twelve months ended December 31, 2015 was $4.7 million and $18.7 million, respectively (three and twelve months ended December 31, 2014: $8.4 million and $18.2 million, respectively).

Archer transactions

Guarantees
On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to the Company was limited to $100 million.  The guarantee fee was 1.25% per annum. On July 31, 2014, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of €48.4 million ($53 million), to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

We provide Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66 million, or $8.0 million to support Archer's operations in Norway with a customer.

On February 5, 2014, the Company provided Archer with a guarantee to support Archer's leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at December 31, 2015 is GBP 10 million or $15.0 million.

These guarantee fees are included in other financial items in our consolidated statement of operations. The guarantee fees charged were $2 million and $4 million for the three and twelve months ended December 31, 2015, respectively (three and twelve months ended December 31, 2014: $1 million and $3 million, respectively).

Operating activities
Archer provides certain technical vessel and rig services for the Company, and charged the Company fees of $1 million and $4 million for the three and twelve months ended December 31, 2015, respectively (three and twelve months ended December 31, 2014: $2 million and $3 million, respectively).  These amounts are included in vessel and rig operating expenses.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Loans
On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As of the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018. Interest income for the three and twelve months ended December 31, 2015 for this loans was $1 million and $3 million, respectively (three and twelve months ended December 31, 2014: nil)

In the three and twelve months ended December 31, 2015, the Company's $50 million subordinated loan to Archer was written down to nil due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy, once its investment in the common stock of an investee has reached nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share of equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.89%.
As disclosed within their earnings release for the second quarter of 2015, which is publicly available, Archer expected to breach the financial covenants relating to these financing arrangements before the end of 2015.  Archer has since taken actions to remedy these potential breaches. At Q2 2015, the Company did not deem it probable that it will be required to honor the guarantees, the Company continue to make this assertion and as such no loss contingency has been recognized within the financial statements.

In December 2015, Archer announced that it has signed a fifth amendment and re-statement of its multi-currency revolving facility agreement ("MRCFA") with its banking group which will provide Archer additional financial flexibility. The amendments include, among other things:

•	an immediate non-cash cancellation of the total commitment under the MRCFA from $750 million to $687.5 million;
•	relaxation of certain financial covenants on the bank loan; and
•	A further repayment and cancellation of the commitment under the MRCFA from $687.5 million to $625 million by April 30, 2016

Seadrill has also agreed to inject additional equity in Archer, in an aggregate amount of up to $75 million in the event that Archer will not have sufficient funds for the above mentioned repayment and cancellation of the commitments under the facilities by April 30, 2016. As of the balance sheet date, the Company has not recognized a liability.

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $1 million and $4 million for the three and twelve months ended December 31, 2015, respectively (three and twelve months ended December 31, 2014: $1 million and $3 million, respectively).  These amounts are included in general and administrative expenses.

Other related parties

SeaMex Limited transactions
As of March 10, 2015, the date of deconsolidation, SeaMex Limited (see Note 4) is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements/transactions with SeaMex:

Management and administrative service agreements

In connection with the JV agreement, SeaMex, entered into a management support agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides SeaMex certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.  Income recognized under the management and administrative agreements for the three and twelve months ended December 31, 2015 was $7 million and $11 million, respectively (three and twelve months ended December 31, 2014: nil).

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the JV, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee of 5% plus costs incurred in connection with managing the rigs on its behalf.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $7 million and $10 million for the three and twelve months ended December 31, 2015, respectively (three and twelve months ended December 31, 2014: nil).  These amounts are included in general and administrative expenses.

Loans
$250 million Seller's credit - In March 2015, SeaMex borrowed from the Company $250 million as Seller's credit. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20m. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The outstanding balance as at December 31, 2015 was $250 million.

$162 million consideration receivable - SeaMex agreed to pay to the Company an amount of $162 million being consideration receivable in respect of disposal which was payable at the time of allocation of rig contract in relation to West Titania to the Joint Venture. This amount has been paid in full during July 2015.

Interest income for the three and twelve months ended December 31, 2015 for these loans was $4 million and $17 million, respectively (three and twelve months ended December 31, 2014: nil)

Receivables and Payables
Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears. Trading balances with SeaMex Joint Venture are unsecured, bear a monthly interest rate equal to 1.5%, compounded monthly and are intended to be settled in the ordinary course of business.

During the twelve months ended December 31, 2015 Seadrill has provided additional $76 million of short term funding to SeaMex, of which, SeaMex has repaid a total of $31 million during the same period.

Receivables/(payables) with SeaMex Joint Venture as of December 31, 2015 consisted of the following:
(In $ millions)	December 31, 2015
Seller's credit	250
Short term funding	45
Other receivables	34

Capital contributions
During the twelve months ended December 31, 2015 both the JV partners have each made an additional $19 million of equity investment in SeaMex while retaining their 50% share in the JV.

Guarantees
During the latter part of 2015, SeaMex experienced issues regarding the delayed payment of invoices by its sole customer.  The customer wishes to defer payment into 2016.  The customer has not disputed the invoices and is not believed to have any liquidity concerns.  The amounts are therefore deemed fully recoverable.  However, in order to ease the resulting cash flow impact on SeaMex, the Company, along with Fintech, its Joint Venture Partner, has agreed to provide certain support to Seamex. Simultaneously, SeaMex's lenders have amended its bank facilities to provide some additional flexibility.

The Company and Fintech have provided a Joint and Several guarantee for $30 million to the lenders of SeaMex's external bank facility. The guarantee will continue to be in place until April 30, 2016. The Company and Fintech have also provided a Joint and Several guarantee for potential prepayment deficits that SeaMex might face under its loan agreements.  This guarantee will remain in place for 90 days from June 30, 2016. The  relevant amount as of December 31, 2015 is approximately $51 million. Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as of December 31, 2015.

Seadrill has also made available a fully-subordinated unsecured credit facility of $20 million which will expire at the anniversary of the first draw-down of this amount or a portion thereof.  The above facility is to be provided by both Seadrill and Fintech at a ratio of 50% each. The facility bears interest at a rate of LIBOR plus a margin of 6.50%. The facility will be repayable once SeaMex has complied with certain conditions with regards to its lenders. As of December 31, 2015 the facility remained undrawn. Seadrill and Fintech have also provided loan facilities (Sponsor Loans) for the two bank guarantee amounts, which are undrawn as at December 31, 2014.

In respect of the guarantees and facilities described above, Seadrill has also obtained an indemnity from Fintech in order to be able to recover up to 50% of funding and costs, should Seadrill be called to make a contribution greater than its 50% share.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seabras Sapura transactions
Seabras Sapura Participacoes SA and Seabras Sapura Holdco Ltd, together referred to as Seabras Sapura, are joint ventures each owned 50% by the Company.

Yard guarantees
The Company provided a yard guarantee in relation to the Seabras Sapura Participacoes pipe-laying vessel of €47 million, ($51 million) was provided on a 50:50 basis with TL Offshore (our 50% JV partner). During 2015 the unit was delivered and the yard obligations were fulfilled. The Company therefore no longer has any further obligations.

The Company has provided yard guarantees in relation to Seabras Sapura Holdco pipe-laying vessels totaling $125 million as at December 31, 2015 (December 31, 2014: $325 million), which have been provided on a 50:50 basis with TL Offshore. The guarantees continue to be in place until the yard obligations have been fulfilled, which is expected to be during 2016 for the final one vessel.

Loans
In May 2014, the Company provided a loan to Seabras Sapura of $11 million. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. The outstanding balance as at December 31, 2015 was $11 million (December 31, 2014: $11 million).

In May 2014, the Company provided a loan to Seabras Sapura of €3 million ($4 million). The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. The outstanding balance as at December 31, 2015 was $3 million (December 31, 2014: $5 million).

In January 2015, the Company provided a loan to Seabras Sapura of $18 million. The outstanding balance as at December 31, 2015 was $17.5 million (2014: nil). The loan bears an interest rate of 3.4% and is repayable by February 16, 2016.

In April 2015 the Company provided a loan to Seabras Sapura of $14 million.  The outstanding balance as at December 31, 2015 was $14 million (2014: nil). The loan bears an interest rate of 3.99% and is repayable on demand.

The total net interest income of the above loans relating to Seabras Sapura for three and twelve months ended December 31, 2015 was $0.4 million and $1.5 million respectively (three and twelve months ended December 31, 2014: $0.2 million and $0.2 million respectively).

Financial guarantees
In December 2013 certain subsidiaries of the joint venture entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a Sponsor Guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The total amount guaranteed as at December 31, 2015 was $242 million.

In April 2015 certain subsidiaries of the joint venture entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a Sponsor Guarantee, on a 50:50 basis with SapuraKencana, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The amount guaranteed as at December 31, 2015 was $256 million.

In addition, Seadrill provides bank guarantees in relation to the above credit facilities to cover 6 months of debt service costs and 3 months of operating expenses under retention accounts.  The total amount guaranteed as at December 31, 2015 was $52 million.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 18 – Commitments and contingencies

Purchase Commitments

At December 31, 2015, we had thirteen contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, four drillships and, eight jack-up rigs. The units are scheduled to be delivered between 2016 and 2019. As of December 31, 2015 we have paid $960 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,049 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In $ millions)	As of December 31, 2015
2016	1,250
2017	1,760
2018	510
2019	529
Total	4,049

The above schedule has been updated to reflect all deferral agreements that have been signed by the Company.

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of December 31, 2015.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends.  In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds.  In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds.  On March 24, 2015, the court consolidated these complaints into a single action.  On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Limited and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction. The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants' Reply Brief was served on December 4, 2015.

Although we intend to vigorously defend this action, we cannot predict the outcome of this case, nor can we estimate the amount of any possible loss.  Accordingly, no loss contingency has been recognized within the financial statements.

On October 12, 2015, Hyundai Samho Heavy Industries Co Ltd. ("HSHI") launched arbitration proceedings with regard to Seadrill's cancellation of the West Mira construction contract.  For further discussion please refer to "Note 4 - Gain / (Loss) on disposals".

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other matters

Sevan Drilling is a controlled subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan further disclosed that Sevan Drilling ASA had been accused by the Norwegian authority for investigation and prosecution of economic and environmental crime ("ØKOKRIM") of breaches of Sections 276 a and 276 b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005-2008. For further details please refer to the Sevan Drilling Interim Financial Report for the Fourth Quarter of 2015 which is publicly available. We cannot predict the scope or ultimate outcome of the ØKOKRIM investigation.  We also cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill's consolidated financial statements.

Note 19 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:
	Twelve months ended
(In $ millions)	December 31, 2015	December 31, 2014
Non-cash investing activities
Disposal of subsidiaries - existing bank loan repaid (1)	150	—
Disposal of West Auriga - consideration received as a loan note (2)	—	100
Disposal of West Vela - deferred consideration receivable (3)	—	74

Non-cash financing activities
Repayment of bank loan through disposal of subsidiaries (1)	(150)	—
Repayment relating to share forward contracts and other derivatives (4)	(136)	—
Conversion of convertible bond into shares, decrease in long term debt (5)	—	584
Conversion of convertible bond into shares, net increase in equity (5)	—	615
Repayment relating to SapuraKencana financing agreements (6)	(93)	—
Purchase of SFL Polaris, net increase in related party payables and net decrease in equity (7)	—	13

(1)
Existing debt of the Company was directly settled as consideration for the disposal of certain drilling rigs to the SeaMex joint venture - see Note 4 to the consolidated financial statements included herein, for more details.

(2)	Disposal of the West Auriga in 2014 - loan note receivable from Seadrill Partners was settled as part of term loan B refinancing proceeds.
(3)	Disposal of the West Vela in 2014 - see Note 4 to the consolidated financial statements included herein, for more details.
(4)	During the period, Company settled Sevan share repurchase agreements using cash balances already classified as restricted.
(5)
In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds. Holders converted at the contractual conversion price of $27.69 per share and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held.  As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares, with an increase to equity of $893 million. $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders' equity.

(6)	During the period, the Company settled SapuraKencana financing agreements using cash balances already classified as restricted.
(7)	Purchase of SFL Polaris from Ship Finance - refer to Note 16 - VIEs.

Note 20 – Assets held for sale

On December 2, 2015, the Company signed an amendment with Jurong Shipyard ("Jurong") for the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period lasts until June 2016, during which time the Company will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period.

In the event no employment is secured and no alternative transaction is completed, when the deferral period concludes, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong.  Based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As a result, the Company has concluded that the West Rigel drilling unit should be classified as "Held for Sale" as at December 31, 2015.  A loss has been recognized in the period of $82.0 million, which is the difference between the net book value of the unit of $210.0 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128.0 million. The loss has been recognized in "Loss on disposal" in the Statement of Operations.

(In millions of US$)	December 31, 2015
West Rigel newbuild investment, classified as held for sale	210.0
Loss on disposal	(82.0)
Non-current assets held for sale	128.0

Note 21 – Subsequent Events

Agreement with DSME Shipyard

On January 15, 2016 Seadrill announced that an agreement with DSME shipyard had been reached to defer the delivery of two ultra-deepwater drillships, the West Aquila and West Libra, until the second quarter of 2018 and first quarter of 2019 respectively. Under the terms of the original construction contracts, the units were to be delivered by the end of the second quarter of 2016 and the total final yard installment for both units of over $800 million was due at that time. This agreement significantly improves the Company's near term liquidity position by deferring these capex commitments to 2018 and 2019 with no further payments to the yard until that time.